

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Mani Mohindru
Chief Financial Officer
Cara Therapeutics, Inc.
4 Stamford Plaza
107 Elm Street, 9th Floor
Stamford, Connecticut 06902

Re: Cara Therapeutics, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - Non-Exclusive License Agreement, dated August 20, 2019, between the Registrant and Enteris Biopharma, Inc.
Exhibit 10.2 - Common Stock Purchase Agreement, dated August 20, 2019, by and among the Registrant and Enteris Biopharma, Inc. and EBP Holdco LLC
Filed November 5, 2019
File No. 001-36279

Dear Ms. Mohindru:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance